

The Breakfast Application, Lda.
(the "Company")
a Portuguese Limited Liability Company (Sociedade por Quotas)

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS




www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: The Breakfast Application, Lda. Management

We have reviewed the accompanying financial statements of The Breakfast Application, Lda. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Emphasis of Matter on the Successor Entity:
The Breakfast Application, Inc., the successor entity of the Company, was formed in Delaware on August 4th, 2025. The successor entity will generate revenue via offering a social platform called The Breakfast, which connects people online to meet and talk offline, over breakfast.

RNB Capital LLC

Tamarac, FL
Sep 3, 2025

THE BREAKFAST APPLICATION, LDA.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	86,636	44,204
Accounts Receivable		-	5,035
Input VAT		8,982	835
Due from Member - Related Party		381	405
Other Current Assets		1,744	211
Total Current Assets	$	97,744	50,690
Non-Current Assets:			
Financial Investments	$	49	52
Total Non-Current Assets		49	52
TOTAL ASSETS	$	97,793	50,742
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	10,565	7,273
Payroll Payable		2,615	-
Payroll Taxes Payable		3,714	2,148
Member Loan - Related Party		57,442	53,583
Other Current Liabilities		177	-
Total Current Liabilities		74,513	63,004
TOTAL LIABILITIES	$	74,513	63,004
EQUITY			
Share Capital	$	215	215
Share Premium		17,187	17,646
SAFE Notes		775,700	468,600
Accumulated Deficit		(765,978)	(491,694)
Accumulated Other Comprehensive Income		(3,845)	(7,029)
TOTAL EQUITY	$	23,280	(12,262)
TOTAL LIABILITIES AND EQUITY	$	97,793	50,742

See Accompanying Notes to these Unaudited Financial Statements

THE BREAKFAST APPLICATION, LDA.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Membership Revenue	$	229,599	88,707
Cost of Sales		(81,132)	(36,307)
Gross Profit	$	148,467	52,401
Operating Expenses			
Advertising and Marketing	$	128,757	1,639
General and Administrative		65,870	20,960
Insurance Expense		1,538	1,343
Payroll Expense		217,286	271,310
Professional Fees		3,971	114
Rent Expense		4,960	-
Total Operating Expenses		422,382	295,366
Total Loss from Operations	$	(273,915)	(242,965)
Other Income (Expense)			
Other Income and Gains	$	2,288	640
Financial Expenses and Losses		(1)	(15)
Other Expenses and Losses		(1,555)	(14)
Total Other Income (Expense)		731	611
Net Income (Loss)	$	(273,184)	(242,355)

See Accompanying Notes to these Unaudited Financial Statements

THE BREAKFAST APPLICATION, LDA.
STATEMENT OF CHANGES IN EQUITY

	Quotas				Retained Earnings		
	# of Quotas	$ Amount	Share Premium	SAFE Notes	(Deficit)	AOCI	Total Equity
Beginning balance at 1/1/23	3	215	17,646	300,000	(249,340)	(6,367)	62,154
SAFE Notes Issued	-	-	-	168,600	-	-	168,600
Accumulated Other Comprehensive Income (Loss)	-	-	-	-	-	(662)	(662)
Net income (loss)	-	-	-	-	(242,355)	-	(242,355)
Ending balance at 12/31/23	3	215	17,646	468,600	(491,694)	(7,029)	(12,262)
SAFE Notes Issued	-	-	(458)	307,100	-	-	306,642
Accumulated Other Comprehensive Income (Loss)	-	-	-	-	-	3,184	3,184
Prior Period Adjustment	-	-	-	-	(1,100)	-	(1,100)
Net income (loss)	-	-	-	-	(273,184)	-	(273,184)
Ending balance at 12/31/24	3	215	17,187	775,700	(765,978)	(3,845)	23,280

See Accompanying Notes to these Unaudited Financial Statements

THE BREAKFAST APPLICATION, LDA.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(273,184)	(242,355)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Receivable		5,035	(5,035)
Input VAT		(8,148)	2,199
Due from Member - Related Party		24	(334)
Other Current Assets		(1,533)	(211)
Accounts Payable		3,291	7,148
Payroll Payable		2,615	-
Payroll Taxes Payable		1,566	76
Taxes Payable		-	(8)
Member Loan - Related Party		3,859	53,593
Other Current Liabilities		177	-
Prior Period Adjustment		(1,100)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		5,787	57,428
Net Cash provided by (used in) Operating Activities	$	(267,397)	(184,927)
INVESTING ACTIVITIES			
Financial Investments	$	3	(24)
Net Cash provided by (used in) Investing Activities	$	3	(24)
FINANCING ACTIVITIES			
Share Capital	$	-	-
Share Premium		(458)	-
SAFE Notes		307,100	168,600
Accumulated Other Comprehensive Income		3,184	(662)
Net Cash provided by (used in) Financing Activities	$	309,826	167,938
Cash at the beginning of period		44,204	61,216
Net Cash increase (decrease) for period	$	42,432	(17,013)
Cash at end of period	$	86,636	44,204

See Accompanying Notes to these Unaudited Financial Statements

The Breakfast Application, Lda.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31st, 2023
_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

The Breakfast Application, Lda. ("the Company") was formed in Portugal on November 21st, 2018. The Company offers a social platform called The Breakfast, which connects people online to meet and talk offline, over breakfast. Branded as the world's first offline social network, the service operates through paid memberships and is available via the App Store and Google Play. The Company's headquarters is in Lisbon, Portugal. The Company's customers are located globally, primarily in major cities across North America, Europe, and the Middle East.

The company's successor entity, The Breakfast Application, Inc., plans to launch a regulation crowdfunding round on WeFunder in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since 2022 and may continue to generate losses.

The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. The team is targeting rapid growth and profitability in five key cities using a proven, scalable model. With a $1,000,000 WeFunder raise supporting marketing and partnerships, they aim for 1,000 monthly paying members per city by Month 12, expecting monthly recurring revenue to surpass expenses and achieve sustainable cash-positive operations within a year. Existing cities add extra revenue stability and set the stage for future expansion.

However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

The Breakfast Application, Lda.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31st, 2023

_____

Foreign Operations

The financials of the Company include its operations based in Portugal. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange.

The Portuguese predecessor entity (the Company) will primarily serve as the group's operational and employment hub, while all revenue-generating activities will be conducted directly through the Delaware successor entity. In other words, revenues will be recognized by the Delaware successor entity, whereas the Company will focus on supporting business operations and staffing.

The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive income (loss) in the financial statements. Foreign currency translation adjustments resulted in losses of $3,845 and $7,029 in 2024 and 2023, respectively. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled in losses of approximately $1 and $15 in 2024 and 2023, respectively, and are included in other income (expense) in the accompanying statements of operations.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

The Breakfast Application, Lda.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31st, 2023

_____

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $86,636 and $44,204 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

<u>Accounts Receivable</u>

The Company does not routinely extend credit to customers or maintain accounts receivable in the ordinary course of business. All sales are collected in advance or at the time of transaction; therefore, no general allowance for doubtful accounts is required.

As of the balance sheet date, the Company's sole receivable consists of an amount due from Blueground US, a rental company. Management has evaluated the collectability of this specific receivable and believes that it is fully realizable. No other customer receivables exist, and no individual or entity other than Blueground US accounted for any portion of outstanding receivables at the balance sheet date.

The Company does not maintain a historical provision for bad debts as its credit policy does not give rise to typical trade receivables.

Description	2024	2023
Refunds Receivable	-	5,035
Less: Allowance for Doubtful Accounts	-	-
Totals	**-**	**5,035**

<u>Allowance for Doubtful Accounts</u>

The Company does not maintain an allowance for doubtful accounts. All sales and receivables are collected in

The Breakfast Application, Lda.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31st, 2023

_____

cash or equivalent forms at the time of purchase; therefore, credit risk is immaterial. As a result, no estimation for potential losses due to uncollectible receivables has been recorded in the financial statements for the period.

Credit Policies and Concentrations

The Company does not extend credit to customers. All sales are collected in full at the time of transaction, either in cash or by other immediate payment methods. As such, exposure to credit risk is minimal, and the Company does not maintain a formal credit policy for customer receivables.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by offering a membership subscription service that connects individuals who want to meet and engage in conversations over breakfast.

The Company's payments are collected at the time of initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be weekly, monthly or annually. Revenue is recognized over the life of the subscription as performance obligations are satisfied. The company deferred no revenue for the years ended December 31, 2024 and December 31, 2023.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including travel and accommodation, bank fees, office expenses, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Breakfast Application, Lda.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31st, 2023

_____

The Company is subject to corporate income tax ("IRC") in Portugal. For the years ended December 31, 2024 and December 31, 2023, the Company incurred tax losses, resulting in no current income tax liabilities. Accordingly, no income taxes are payable for the period and no current tax expense is recognized in these financial statements.

The Company has assessed all relevant tax positions and concludes that there are no uncertain income tax positions that require recognition or disclosure under Accounting Standards Codification (ASC) 740, Income Taxes. The absence of taxable income also means that no deferred tax asset for tax losses has been recognized, as management does not currently anticipate future taxable profits to realize such asset.

Future changes in business activity or Portuguese tax law may result in income tax liabilities in subsequent periods.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2024 and 2023, the Company was owed $381 and $405, respectively, from member, Eteri Saneblidze in respect of an overpaid member loan. The balance outstanding is unsecured, interest-free, and repayable on demand. Management considers the amount to be fully recoverable.

In March 2023, the Company began to receive several loans from one of its founders, Elizaveta Oreshkina. The balance of these loans amounted to $57,442 and $53,583 as of December 31, 2024 and 2023, respectively. See Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Member Loan - Related Party: In March 2023, the Company began to receive several loans from one of its founders, Elizaveta Oreshkina. The loans do not bear any interest and were extended without any formal terms,

_____

such as an interest rate, repayment schedules, or maturity dates. The balance of these loans amounted to $57,442 and $53,583 as of December 31, 2024 and 2023, respectively. See Note 3.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024				For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Member Loan - Related Party	Several Loans	0%	On Demand	57,442	-	57,442	-	53,583	-	53,583	-
Total				57,442	-	57,442	-	53,583	-	53,583	-

5 Year Debt Maturities

Years	Grand Total
2025	57,442
2026	-
2027	-
2028	-
2029 and Beyond	-
Totals	**57,442**

NOTE 6 – EQUITY

The company is a Portuguese private limited company (sociedade por quotas) with a total share capital of €202.02 (approximately $215), fully paid in cash.

There are no preferred or privileged qoutas; all quotas are ordinary.

There are three quota holders (members), each holding the following quotas:

Voting: Voting power is proportional to the total nominal value of quotas each member holds

Dividends: Dividends are distributed to members in proportion to the nominal value of quotas each member holds, after the company's annual profits are approved and legal reserves have been allocated as required.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, quota holders will receive any remaining funds in proportion to the value of their quotas, after all debts are paid and formal procedures are completed.

The Breakfast Application, Lda.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31st, 2023

_____

Member Name	Quota Value (EUR)	Quota Value (USD)	# of Quotas	% Ownership
Eteri Saneblidze	€100.00	$106.66	1	49.50%
Elizaveta Oreshkina	€100.00	$106.66	1	49.50%
Adam Douglas Papania	€2.02	$2.15	1	1.00%
Total	€202.02	$215.47		100%

.

Simple Agreements for Future Equity (SAFE)

During the periods ending December 31, 2024 and December 31, 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a post money valuation cap. The total amount of the SAFES are $744,938 and $465,707 as of December 31, 2024 and December 31, 2023. The valuation caps of the agreements entered were $5M - $10M. See schedule below.

Issue Date	Investor Name	Principal Amount	Valuation Cap	Discount Rate	Status
3/7/2022	A. S	$200,000	$5,000,000	0%	Outstanding
4/30/2022	S. F. I, LP	$100,000	$5,000,000	0%	Outstanding
4/21/2023	S. B	$75,000	$5,000,000	0%	Outstanding
10/31/2023	S. S	$12,500	$5,000,000	0%	Outstanding
11/15/2023	S. B	$25,000	$5,000,000	0%	Outstanding
11/16/2023	M. S	$55,000	$5,000,000	0%	Outstanding
11/30/2023	D. K	$1,100	$5,000,000	0%	Outstanding
3/8/2024	G. G V, LLC	$25,000	$10,000,000	0%	Outstanding
3/31/2024	A. L	$100,000	$8,000,000	0%	Outstanding
9/16/2024	A. S	$32,100	$10,000,000	0%	Outstanding
9/20/2024	V. G	$25,000	$10,000,000	0%	Outstanding
9/27/2024	A. K	$25,000	$8,000,000	0%	Outstanding
12/15/2024	E. G	$25,000	$10,000,000	0%	Outstanding
12/16/2024	W. I, LLC	$25,000	$10,000,000	0%	Outstanding
12/20/2024	S. B.	$50,000	$10,000,000	0%	Outstanding

The SAFEs convert based on three events:

1. **Equity Financing**: If the Company raises capital by selling Common Stock, the SAFE converts into Common Stock. The number of shares is determined by the Principal Amount relative to the financing price or a pre-determined "Safe Price" based on the Post-Money Valuation Cap.

The Breakfast Application, Lda.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31st, 2023

_____

2. **Liquidity Event**: If the Company is acquired or goes public (IPO), the Investor receives a payout. This payout is the greater of the Principal Amount or a "Conversion Amount" calculated based on the Post-Money Valuation Cap and the Company's capitalization at that time.

3. **Dissolution Event**: If the Company liquidates, the Investor receives a payment equal to the Principal Amount, subject to available assets.

In Liquidity and Dissolution Events, payments are junior to creditors, on par with other SAFEs, and senior to Common Stock. The SAFE terminates once shares are issued or payment is made.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 3, 2025, the date these financial statements were available to be issued.

The Company raised $75,000 through the issuance of Simple Agreements for Future Equity (SAFEs) in 2025. These agreements provide investors the right to receive shares in the Company upon the occurrence of future specified events.

The Company is currently undertaking a corporate reorganization to establish its headquarters in the United States. Following this process, a newly formed Delaware C-Corporation will serve as the parent company of the group. This restructuring is designed to align the Company's legal structure with its long-term growth and financing objectives.